Minutes of the Meeting

of the

Board of Trustees

of

American Israeli Shared Values Trust

February 9, 2010

Pursuant to notice duly given, a meeting of the Board of Trustees of American Israeli Shared Values Trust (the “Trust”) was held at approximately 12 p.m. Eastern time via telephone conference call.  The Trustees in attendance were Richard Chase, Michael Landsman,  Jamia Jasper and Adi Scop.  Also in attendance was Marc Collins of Thompson Hine LLP (“Counsel”).  Ms. Jasper presided and Mr. Collins kept the minutes of the meeting.  Ms. Jasper called the meeting to order.

I.

Approval of Minutes

The first item on the agenda was the approval of the minutes of the Organizational Board Meeting held on October 23, 2009 and January 26, 2010.  Upon duly made and seconded, the minutes were approved as presented.

II.

Quarterly Review Items

The next item on the agenda was review of the quarterly items, including review of performance, compliance, brokerage reports and the regulatory update.

Ms. Jasper reported on the performance of the Fund since its inception.  Ms. Jasper indicated that as of the date of the meeting assets in the Fund stood at just over $815,000, most of which was the Adviser's money.  Mr. Collins discussed how the fee for the Fund is 1.75% and Schwab will take 40bps for its distribution. In response to questions from the Board, Ms. Jasper discussed the capping of expenses for the Fund.  The Board encouraged Ms. Jasper to continue her efforts to gather assets for the Fund.

Next Ms. Jasper reviewed the Quarterly Compliance Report.  She directed the Trustees to a copy of the Report which had been previously provided to them in the Board materials.  In reviewing the Report, Ms. Jasper indicated that the Fund was in compliance with both the Investment Company Act and the Fund's compliance policies and procedures.  Ms. Jasper represented that there were no compliance issues.

Ms. Jasper then covered the Brokerage Report, a copy of which had also been previously provided to the Board.  Ms. Jasper advised the Board that all Fund securities transactions were placed electronically through MB Institutional and that for the quarter, the total commissions paid were $70.50.  Ms. Jasper advised the Board that the commissions represented a per share price of $0.00943 and that the basis of all the trades was best execution.  Ms. Jasper advised the Board that the Fund does not participate in any soft dollar arrangements.

Mr. Collins then covered issues addressed in the regulatory update memorandum prepared by his firm.  He stated that the SEC was reviewing the manner of how 12b-1 fees are being used to compensate broker-dealers and reminded the board that the Fund has reserved the right to use the 12b-1 fee, but not implemented it.  Also, he discussed that the SEC is reviewing its rules to conduct surprise visits on advisors with custody of assets, however, this does not apply to the Fund since its assets are held with Huntington National Bank. He further advised the Board that if there were additional questions or if the Board wanted more details on any of the topics discussed or included in the memorandum to contact him.

III.

Annual Review Items

The next items on the agenda related to annual approvals or renewals of the Fund's policies and procedures or agreements.

Review and Approval of Annual Report.

Mr. Collins advised the Board that the first matter to consider was the approval of the Fund's first annual report to shareholders and the filing of the report and Form N-CSR and Form N-SAR with the SEC.    Mr. Collins went on to explain that the Audit Committee and the full Board of Trustees typically authorize the distribution of the shareholder reports and filing of the Form N-CSR and Form N-SAR.  He reminded the Board that there had been a complete discussion of the details of the annual report with the Fund's auditor earlier in the day.

 Mr. Collins advised the Trustees that it would be appropriate for the Board to authorize the preparation and filing of the Form N-CSR and N-SAR and the mailing of the Fund's annual report to shareholders.  Ms. Jasper then explained that Mutual Shareholder Services (MSS), the Fund's fund accountant, assists in the preparation and filing of the N-CSR and N-SAR forms as well.  After some additional discussion, the following resolutions were unanimously approved:

RESOLVED, that the annual report of the American Israeli Shared Values Trust for the fiscal year ended November 30, 2009 be, and it hereby is, approved subject to any further revisions deemed necessary by officers of the Trust; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed to mail the annual financial statements to shareholders and to file them with the Securities and Exchange Commission and other regulatory agencies, as required; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare and file Form N-CSR and Form N-SAR with the Securities and Exchange Commission.

Renewal of Fidelity Bond

Next the Board discussed the Fund's fidelity bond as required by the Investment Company Act.  Ms. Jasper indicated the Fund's Fidelity Bond was renewed beginning November 27, 2009 for the next year at a price cheaper than the year before. Mr. Collins explained that the minimum amount of the bond was set by the Investment Company Act, but that the Fund was able to carry coverage in excess of the minimum limits.  Mr. Collins further explained that after the payment of the premium and the receipt of the bond, a copy had to be filed with the SEC.  In addition, Mr. Collins advised the Board that the proposed resolutions included in the Board materials would authorize the payment of the premium and the filing of the fidelity bond with the SEC.  After further discussion, and upon motion duly made and seconded, the following resolutions were approved:

WHEREAS, the Trustees of the Trust, including a majority of the Trustees who are not "interested persons" as the term is defined in the Investment Company Act of 1940, as amended, have reviewed the form and coverage of approved form of Company Policy No FI0240949, as amended to the date of this meeting (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of Huntington Bank as Custodian for the Trust; and

WHEREAS, no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, the President of the Trust is designated as the person who shall make or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

Discussion of Post Effective Amendment Filing

The next item of business was discussion of the Fund's annual post-effective amendment to the registration statement and the privacy policy of the Fund.  Mr. Collins and Ms. Jasper indicated that there were no material changes planned for the filing and that the drafts of the filing would be prepared closer to the required filing date and the entire filing could be ratified at the next Board of Trustees meeting.  The Trustees further authorized the use of their individual powers of attorney for purposes of filing the post-effective amendment.  After further discussion, the following resolutions were adopted by the Board:

RESOLVED that the officers of the Trust be and hereby are authorized to file Post-Effective Amendment No. 1 to the Registration Statement of the Trust, and any amendments thereto, with the Securities and Exchange Commission; and

FURTHER RESOLVED, that Fund counsel is authorized to use the Trust's powers of attorney for purposes of filing Post-Effective Amendment No. 1; and

FURTHER RESOLVED, that the President and other officers of the Trust be, and they hereby are, authorized to make any changes as may be necessary and to take any and all other action required in order to make Post-Effective Amendment No. 1 effective.

Review and Continuance of Privacy Policy.

The next order of business was a discussion related to the continuance of the privacy policy of the Trust, a copy of which had previously been supplied to the Trustees for their review.  Mr. Collins advised the Board that the Privacy Policy is included in the Fund's prospectus and required to be delivered to the shareholders on an annual basis.  Mr. Collins indicated that he was unaware of the need for any changes to the Privacy Policy and that it would be appropriate for the Board to approve the Privacy Policy for the next year. After discussion of the policy and upon motion duly made and seconded, the following resolution was unanimously adopted by the Trustees:

WHEREAS, the Gramm-Leach-Bliley Act and Regulation S-P governs the use of nonpublic personal information by financial institutions, including registered investment companies.

IT IS THEREFORE RESOLVED, that based on materials presented at the meeting, the Privacy Policy for the Trust is hereby approved for continuance for the next year in the form presented at this meeting.

Authorization to File Form 24F-2.

The filing of Form 24F-2 was discussed next. Mr. Collins explained that the Form 24F-2 is an annual filing with the SEC whereby the Fund is assessed an annual registration fee based on the net sales of Fund shares.  After some additional discussion and explanation the following resolutions were approved:

RESOLVED, that the filing of Form 24F-2 by MSS on behalf of the Fund, is hereby approved.

Annual Report and Certification Under Rule 17j-1 Code of Ethics and Review and Approval by Board of Trustees.

Ms. Jasper referred the Trustees to the Annual Certification executed by her in the compliance officer's report in the materials previously supplied to the Board.  Ms. Jasper indicated, in accordance with Rule 17j-1 of the Investment Company Act of 1940, that there had been no violations of the Fund's Rule 17-1 Code of Ethics.  She further certified that the Code of Ethics is reasonably designed to prevent violations of the Federal Securities laws by the Access Persons of the Fund as that term is defined by the Code and the Investment Company Act.

Annual Report and Certification Under Principal Executive Officer and Principal

Financial Officer (Sarbanes-Oxley) Code of Ethics and Review and Approval by Board  of Trustees

Ms. Jasper next referred the Trustees to the Fund's Covered Officer Annual Affirmation for the period November 30, 2008 to November 30, 2009, a draft form of which was previously provided to the Board in the Board materials.  Ms, Jasper indicated that she as the principal executive officer and principal financial officer had executed the certification indicating that at all times during the relevant period the covered officers had complied with each of the provisions of the Sarbanes Oxley Code of Ethics.

Annual Review and Approval of "Good Faith" Pricing Guidelines and Pricing Services.

The next item for consideration by the Board was the Trust's Good Faith Pricing Guidelines.  Mr. Collins reminded the Adviser to regularly review the pricing services and their efficiency.  Mr. Collins also suggested that the Board should not assume the pricing services are adequate, but should inquire into the adequacy of the pricing services.  Ms. Jasper informed the Board that MSS, the Fund's fund accountant uses pricing services and the Adviser also estimates the Fund's net asset value (NAV) daily and compares it with the price reported by the Fund's fund accountant, Mutual Shareholder Services (MSS).  Ms. Jasper indicated that MSS continues to use the same pricing services previously approved by the Board.  After further discussion, the Board unanimously approved the Fund's current Good Faith Pricing Guidelines as presented at the meeting and further authorized the use of Thomson One as the Fund's primary pricing source and such other secondary backup sources as may be necessary to accurately price the Fund's portfolio holdings.

Ratification of Dividend and Capital Gains Distributions.

Mr. Collins explained that the Board had previously approved a standing resolution authorizing the Fund to pay certain dividend and capital gains distributions.  Ms. Jasper explained that no dividends per share were paid to shareholders of record in December 2009.  Upon motion duly made and seconded, the Board ratified the distribution of zero dividends and capital gains.

Review of Anti-Money Laundering Procedures and Annual Audit Report.

MSS provided an annual audit of the anti-money laundering procedures it uses as examined by Sanville & Company.  Ms. Jasper indicated that she had read the latest report for the fiscal year 2009 and has a copy on file if any of the Trustees wanted to read it. Ms. Jasper reminded the Board that MSS implements the Fund's anti-money laundering policies and procedures, but that she monitors Fund purchase and sale activity herself as a second step in the compliance process.  Mr. Collins indicated it would be appropriate for the Board to accept the report as presented at the meeting.  Upon a motion duly made and seconded the following resolution was unanimously approved:

RESOLVED, that the review of Fund's anti-money laundering procedures, as implemented by Mutual Shareholder Services and assessed by Sanville & Company as presented at this meeting is hereby accepted.

Determination of Counsel Independence.

The next order of business was a review by Mr. Collins of the counsel independence memorandum provided by Thompson Hine, copies of which have been provided to the Board.  Mr. Collins reviewed the standards to be followed by the Independent Trustees in determining whether legal counsel is independent.  Mr. Collins informed the Board that Thompson Hine did not perform work for the Adviser and that Thompson Hine had performed only limited services for Mutual Shareholder Services, the Fund's current transfer agent.  However, Mr. Collins indicated that would not be deemed a conflict of interest under the Investment Company Act provisions related to independent counsel.  On motion duly made and seconded, the Independent Trustees unanimously approved the following resolution:

RESOLVED, that independence of Thompson Hine as counsel as presented at this meeting is hereby approved.

Review and Approval of Proxy Voting Procedures.

The next item on the agenda was approval of the continuation of the Fund's proxy voting procedures.  Ms. Jasper reminded the Board that the Fund's proxy voting record is required to be filed in August of each year.  Ms. Jasper indicated that she was not proposing any changes to the existing proxy voting procedures as contained in the Fund's compliance manual and summarized in the Fund's statement of additional information.  Based on the foregoing, the Board voted to approve the continuance of the Fund's existing proxy voting guidelines for an additional year.

Annual Review of Fund and Fund Service Provider Rule 38a-1 Compliance Programs.

Next Ms. Jasper presented the Fund CCO's annual report to the Board.  Ms. Jasper advised the Board the Rule 38a-1 of the Investment Company Act requires that the Fund's Chief Compliance Officer provide a written report to the Board on an annual basis describing the Fund's compliance policies and procedures, any exceptions to the policies and procedures and any proposed material changes to the Fund's compliance policies and procedures.  Ms. Jasper first provided information regarding the Fund and the Adviser and its key personnel.  She then described the risk assessment process and detailed the various compliance tests that were performed to verify the proper operation of the Fund's procedures.  Ms. Jasper reported on any exceptions to the procedures, all of which had previously been reported to the Board during its quarterly board meetings.  Ms. Jasper concluded by providing a summary and recommendations for the upcoming year and the compliance goals that had been set for the upcoming year.

Annual Board Self Evaluation.

Mr. Collins next referenced the required annual board self evaluation referenced in the Fund's compliance manual. Mr. Collins advised the Board that the timing and the setting for the self evaluation is up to the Board, but that in the past he has assisted Board's  with evaluations prior to Board meetings or in a separate meeting.  Mr. Collins briefly reviewed the requirements for the assessment and the requirements that the minutes reflect the results of the evaluation.  It was determined to set a time for the evaluation prior to or at the next Board meeting.

Information Statement

Mr. Collins then discussed the need to file an Information Statement re-electing the board’s officers with the SEC for comment.  This is necessary since Richard Chase was not an originally elected member and Adi Scop will now become an interested board member.  Since Ms. Jasper is still the majority owner of the Fund, an information statement can be filed electing the board members rather than having to issue a proxy to all shareholders.  This gives the board more flexibility in the future to bring on new board members without issuing a proxy.

The last order of business was for the Board to meet in executive session with the Chief Compliance Officer and then separately with counsel.  At the conclusion of the executive sessions, there being no other business, the meeting was adjourned.

/Jamia C. Jasper/_______

Jamia C. Jasper, Secretary

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS — **BOND NUMBER** 6214337

Item 1. Name of Insured: American Israeli Shared Values Capital

Principal Address: Suite 3
207 East 83rd Street
New York NY 10028

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 11/27/2009 to 12:01 a.m. on 11/27/2010.

The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

Item 3. Limit of Liability
Subject to Section 9, 10 and 12 hereof:

		Limit of Liability	Deductible Amount
Insuring Agreement A	FIDELITY	$75,000	$0
Insuring Agreement B	AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C	ON PREMISES	$75,000	$5,000
Insuring Agreement D	IN TRANSIT	$75,000	$5,000
Insuring Agreement E	FORGERY OR ALTERATION	$75,000	$5,000
Insuring Agreement F	SECURITIES	$75,000	$5,000
Insuring Agreement G	COUNTERFEIT CURRENCY	$75,000	$5,000
Insuring Agreement H	STOP PAYMENT	$25,000	$5,000
Insuring Agreement I	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J	COMPUTER SYSTEMS	$75,000	$5,000
Insuring Agreement K	UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L	AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M	TELEFACSIMILE		

If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1-5

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7. Premium Amount :
$384

Issue Date: 11/04/2009

By: ____________________
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. 6214337

in favor of American Israeli Shared Values Capital

effective as of 11/27/2009.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Amer Israel Capital Management, LLC
American Israeli Shared Values Capital Appreciation Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on **11/27/2009**.

Signed, Sealed and dated

By: ______________________________
Authorized Representative

SR 5538

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. **6214337** in favor of **American Israeli Shared Values Capital**.

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

   The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

   This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

   This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

   The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

   This bond shall terminate

   a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

   b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on **11/27/2009**

By: ______________________

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 3

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214337

in favor of **American Israeli Shared Values Capital**

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and application software,

(c) terminal devices,
(d) related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be **Seventy Five Thousand Dollars** (**$75,000**), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **Five Thousand Dollars** (**$5,000**), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on **11/27/2009**

By: ______________________

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 4

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214337 in favor of American Israeli Shared Values Capital.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be Twenty Five Thousand Dollars ($25,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Five Thousand Dollars ($5,000) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 27-NOV-2009 as specified in the bond.

By: [signature]
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 5

OMNIBUS WORDING

This endorsement, effective 12:01 a.m. **11/27/2009** forms a part of policy number **6214337** issued to **American Israeli Shared Values Capital.**

It is hereby understood and agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By: ______________________
Authorized Representative